

July 29, 2021

Debra Havranek
Vice President, Chief Financial Officer and Treasurer
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, Nebraska 68506

> **Re: Midwest Holding Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 15, 2021**
> **Form 8-K Dated May 13, 2021**
> **Filed May 13, 2021**
> **File No. 001-39812**

Dear Ms. Havranek:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Revenue, page 47

1.   Please represent to us that in future annual and periodic reports you will revise your adjusted revenue non-GAAP measure to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. This comment also applies to your adjusted net income (loss) measure on page 48. See Question 100.04 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.

Form 8-K Filed May 13, 2021

Exhibit 99.2

Press Release dated May 13, 2021, Announcing Financial Results for the First Quarter Ended
March 31, 2021

First Quarter 2021 Highlights, page 1

2.   Please represent to us that in future earnings releases you will present your GAAP
        highlights before your non-GAAP highlights. See CDI 102.10 on Non-GAAP Financial
        Measures, Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form
        8-K.

Supplemental Information - Management Financials, page 9

3.   Please represent to us that in future earnings releases you will remove the presentation of
        the full non-GAAP statement of incomes. See CDI 102.10 on Non-GAAP Financial
        Measures.

4.   To the extent you continue to present a non-GAAP general and administrative expenses
        amount after consideration of the preceding comment, please reconcile it to the most
        directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

5.   Please represent to us that in future earnings releases you will present your GAAP balance
        sheets and statements of comprehensive income/loss and cash flows before your
        supplemental non-GAAP information. See CDI 102.10 on Non-GAAP Financial
        Measures.

Supplemental Information - Management Earnings Power Metrics, page 10

6.   Please represent to us that in future earnings releases and investor presentation materials
        you will remove the incremental net revenue on reinsurance at 4.00% on 90% of written
        premiums to be ceded non-GAAP adjustment and the incremental investment income, net
        of expenses at 4.75% of ROA non-GAAP adjustment from both your management
        earnings power - revenue and management earnings power - operating income (loss)
        available to common stockholders non-GAAP measures. Both these adjustments reflect
        events and transactions that have not yet taken place at rates that may or may not occur.
        Also see CDI 100.04 on Non-GAAP Financial Measures.

7.   Please represent to us that in future earnings releases and investor presentation materials
        you will remove the management attribution of 15% of G&A to investment in future
        growth non-GAAP adjustment from your management earnings power - operating income
        (loss) available to common stockholders non-GAAP measures. This adjustment appears
        to inappropriately remove normal, recurring, cash operating expenses necessary to operate
        your business. See CDI 100.01 on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance